SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 14, 2011

BP ANNOUNCES ACQUISITION OF ADDITIONAL SHARES IN BRAZILIAN SUGAR AND ETHANOL PRODUCER CNAA

BP has today announced that it has agreed to acquire an additional 3 per cent share of Brazilian sugar and ethanol producer Companhia Nacional de Açúcar e Álcool (CNAA) from LDC Bioenergia S.A. for a price of approximately US$25 million.

Following the acquisition in April 2011 of 83 per cent of the shares of CNAA and subsequent conversion of CNAA's long-term debt to equity, BP will own 99.97 per cent of the shares of the company - the remaining shares are owned by minority private shareholders. The acquisition is subject to agreed closing conditions.

"This is another step for our biofuels business in Brazil", said Mario Lindenhayn, CEO of BP Biofuels in Brazil. "We have been operating these mills since April and the teams are working hard to integrate systems and processes to become part of BP."

Key facts about the acquisition

•
BP has agreed to pay approximately US$25 million in cash to acquire a 3 per cent stake in CNAA from LDC Bioenergia S.A.. This follows the previously announced acquisition of majority control of CNAA in April 2011. BP will own 99.97 per cent of shares in the company.

•	Since April 2011, BP has been the operator of the CNAA mills in Itumbiara, Goiás and Ituiutaba, Minas Gerais.
•	The mills will be able to supply both Brazilian and international markets with ethanol.
•
The agricultural land used for sugarcane cultivation related to all BP's operations in Brazil is within the areas permitted under Brazil's proposed Agro-Ecological Zoning of Sugarcane (Zoneamento Agroecológico da Cana-de-açúcar).

Notes to editors:
BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items.

Since 2006, BP has announced investments of more than US$2 billion in biofuels research, development and operations, and has announced investments in production facilities in Europe, Brazil and the US. The company has a global biofuels technology centre, located in San Diego in the US and is investing $500 million over 10 years in the Energy Biosciences Institute (EBI), at which biotechnologists are investigating applications of biotechnology to energy.

Launched in November 2005, BP Alternative Energy combines all of BP's interests in low-carbon energy. BP Alternative Energy is investing $8 billion in the growth markets of biofuels, wind and solar while building long term options in carbon capture and storage and clean technology. $6 billion of that has already been invested.

Further information:

UK and international media (except Brazil), BP Press Office + 44 2074964076 bppress@bp.com

BP Biofuels Brazil

Renata Dalla Dea - 11-3526-4514 renata@imagemcorporativa.com.br

Paulo Roberto Silva - 11-3526-4533 paulo@imagemcorporativa.com.br

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 September, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary